BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

SINEAD O'CALLAGHAN

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: September 5, 2025 09:37 AM Pacific Time

Incorporation Number: **BC0320204**

Recognition Date: *Incorporated on January 15, 1987*

NOTICE OF ARTICLES

Name of Company:

C21 INVESTMENTS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
19TH FLOOR, 885 WEST GEORGIA STREET
VANCOUVER BC V6C 3H4
CANADA

Delivery Address:
19TH FLOOR, 885 WEST GEORGIA STREET
VANCOUVER BC V6C 3H4
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
19TH FLOOR, 885 WEST GEORGIA STREET
VANCOUVER BC V6C 3H4
CANADA

Delivery Address:
19TH FLOOR, 885 WEST GEORGIA STREET
VANCOUVER BC V6C 3H4
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Kidd, Michael

Mailing Address:	**Delivery Address:**
170 - 601 WEST CORDOVA STREET VANCOUVER BC V6B 1G1 CANADA	170 - 601 WEST CORDOVA STREET VANCOUVER BC V6B 1G1 CANADA

Last Name, First Name, Middle Name:
Macdonald, D. Bruce

Mailing Address:	**Delivery Address:**
170 - 601 WEST CORDOVA STREET VANCOUVER BC V6B 1G1 CANADA	170 - 601 WEST CORDOVA STREET VANCOUVER BC V6B 1G1 CANADA

Last Name, First Name, Middle Name:
Werden, Leonard William

Mailing Address:	**Delivery Address:**
12857 DOGWOOD DRIVE MADEIRA PARK BC V0N 2H0 CANADA	12857 DOGWOOD DRIVE MADEIRA PARK BC V0N 2H0 CANADA

Last Name, First Name, Middle Name:
Harrison, Tod

Mailing Address:	**Delivery Address:**
32 OLD HOUSE LANE SANDS POINT NY 11050 UNITED STATES	32 OLD HOUSE LANE SANDS POINT NY 11050 UNITED STATES

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

August 27, 2025

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

2.	No Maximum	Subordinate Voting Shares	Without Par Value With Special Rights or Restrictions attached